EXHIBIT 99.1

Senstar Technologies Ltd.
10th F. Gibor Sport Tower	T: +972-74-794-5200
7 Menachem Begin Road
Ramat Gan 5268102, Israel	www.senstartechnologies.com

Senstar Technologies to Report Third Quarter 2022 Results on
Thursday, December 22, 2022

Ramat Gan, Israel, December 15, 2022 /PRNewswire/ -- Senstar Technologies (NASDAQ: SNT), a leading international provider of comprehensive physical, video, and access control security products and solutions, will report financial results for its third quarter ended September 30, 2022, on Thursday, December 22, 2022. Management will conduct a conference call to review the Company’s financial results at 10:00 a.m. Eastern Time the same day.

Earnings Conference Call Information:

To participate, please use one of the following teleconferencing numbers. The call will begin promptly at 10:00 am Eastern Time; 5:00 pm Israel Time; 3:00 pm UK Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13734956.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779
Israel Toll Free: 1 809 406 247
UK Toll Free: 0 800 756 3429

The conference call will also be available via a live webcast at https://viavid.webcasts.com/starthere.jsp?ei=1589326&tp_key=1f5be66cc4.

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13734956

A replay of the call will be available on December 22, 2022, after 1:00 pm Eastern time through January 5, 2023, at 11:59 pm Eastern time, and available on the Senstar Technologies website at https://senstartechnologies.com/earnings-calls/.

About Senstar

Senstar is a global leader in innovative perimeter intrusion detection systems (PIDS) and intelligent video management (VMS) with advanced video analytics and access control, offering a comprehensive suite of innovative, intelligent, integrated security technologies. Senstar offers a comprehensive suite of proven, integrated technologies that reduce complexity, improve performance and unify support. Senstar, which products are found in thousands of sites including critical infrastructure, logistics, corrections and energy, has been protecting high risk assets for more than 40 years. For more information, visit the Company's website at www.senstar.com.

For more information:	IR Contact:
Senstar Technologies Ltd.	Kim Rogers
Doron Kerbel, Adv.	Managing Director
V.P. General Counsel & Company Secretary	Hayden IR
+972-74-794-5200	+1-646-536-7331
Doron.Kerbel@senstar.com	Brett@HaydenIR.com